# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rhinebeck Bancorp, Inc., CIK 0001751783
CUSIP: 762093201
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2 Jefferson Plaza, Poughkeepsie, New York (NY), 12601
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002160320

## Reporting persons
- Rhinebeck Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 751,731; shared voting power 164,035; sole dispositive power 915,766; shared dispositive power 0; aggregate amount beneficially owned 915,766 (5.86% of the class)

## Item 1. Issuer
Name of issuer: Rhinebeck Bancorp, Inc.
Address of issuer's principal executive offices: 2 Jefferson Plaza, Poughkeepsie, New York 12601

## Item 2. Person Filing
Name of person filing:
Rhinebeck Bank
Employee Stock Ownership Plan Trust
Trustee: Delaware Charter Guarantee & Trust Company dba Principal Trust Company
Address of principal business office or, if none, residence:
1013 Centre Road, Suite 300
Wilmington, Delaware 19805
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 915,766
Percent of class: 5.86%
Sole power to vote or to direct the vote: 751,731
Shared power to vote or to direct the vote: 164,035
Sole power to dispose or to direct the disposition: 915,766
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rhinebeck Bank Employee Stock Ownership Plan Trust: /s/ Jared Gillespie, Jared Gillespie, Vice President, Operations, Delaware Charter Guarantee & Trust Company dba Principal Trust Company, Trustee (11/10/2026)